United States
Securities and Exchange Commission
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kansas City Life Insurance Company
(Name of Issuer)

Common Stock, $1.25 par value
(Title of Class of Securities)

484836-10-1
(CUSIP Number)

Scott Claassen
Stinson Leonard Street LLP
1201 Walnut, Suite 2900
Kansas City, Missouri
(816) 842-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other Reporting Persons to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 2 of 29

1	names of reporting persons
	Robert Philip Bixby
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	U.S.A.
NUMBER OF	7	sole voting power
SHARES		320,854
BENEFICIALLY	8	shared voting power
OWNED BY		2,735,855
EACH	9	sole dispositive power
REPORTING		320,854
PERSON	10	shared dispositive power
WITH		2,735,855
11	aggregate amount beneficially owned by each reporting person
	3,056,709
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	28.81% (See Item 5)
14	type of reporting person (see instructions)
	IN

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 3 of 29

1	names of reporting persons
	Walter E. Bixby, III
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	U.S.A.
NUMBER OF	7	sole voting power
SHARES		341,745
BENEFICIALLY	8	shared voting power
OWNED BY		2,745,978
EACH	9	sole dispositive power
REPORTING		341,745
PERSON	10	shared dispositive power
WITH		2,745,978
11	aggregate amount beneficially owned by each reporting person
	3,087,723
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	29.11% (See Item 5)
14	type of reporting person (see instructions)
	IN

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 4 of 29

1	names of reporting persons
	Angeline I. Bixby
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	U.S.A.
NUMBER OF	7	sole voting power
SHARES		353,688
BENEFICIALLY	8	shared voting power
OWNED BY		2,700,155
EACH	9	sole dispositive power
REPORTING		353,688
PERSON	10	shared dispositive power
WITH		2,700,155
11	aggregate amount beneficially owned by each reporting person
	3,053,843
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	28.79% (See Item 5)
14	type of reporting person (see instructions)
	IN

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 5 of 29

1	names of reporting persons
	Nancy Bixby Hudson
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	U.S.A.
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		3,190,008
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		3,190,008
11	aggregate amount beneficially owned by each reporting person
	3,190,008
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	30.07% (See Item 5)
14	type of reporting person (see instructions)
	IN

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 6 of 29

1	names of reporting persons
	Lee M. Vogel
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	U.S.A.
NUMBER OF	7	sole voting power
SHARES		7,033,908
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		7,098
PERSON	10	shared dispositive power
WITH		2,966,312
11	aggregate amount beneficially owned by each reporting person
	7,033,908
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	66.30% (See Item 5)
14	type of reporting person (see instructions)
	IN

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 7 of 29

1	names of reporting persons
	James Phillip Bixby
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	U.S.A.
NUMBER OF	7	sole voting power
SHARES		11,241
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		11,241
PERSON	10	shared dispositive power
WITH		0
11	aggregate amount beneficially owned by each reporting person
	11,241
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	0.11% (See Item 5)
14	type of reporting person (see instructions)
	IN

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 8 of 29

1	names of reporting persons
	Blake Chandler Bixby
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	U.S.A.
NUMBER OF	7	sole voting power
SHARES		12,098
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		12,098
PERSON	10	shared dispositive power
WITH		0
11	aggregate amount beneficially owned by each reporting person
	12,098
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	0.11% (See Item 5)
14	type of reporting person (see instructions)
	IN

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 9 of 29

1	names of reporting persons
	JRB Interests LLC
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	Missouri
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		2,966,312
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		2,966,312
11	aggregate amount beneficially owned by each reporting person
	2,966,312
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	27.96% (See Item 5)
14	type of reporting person (see instructions)
	OO

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 10 of 29

1	names of reporting persons
	WEB Interests Ltd.
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	Texas
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		2,358,340
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		2,358,340
11	aggregate amount beneficially owned by each reporting person
	2,358,340
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	22.23% (See Item 5)
14	type of reporting person (see instructions)
	PN

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 11 of 29

1	names of reporting persons
	Nancy Bixby Hudson GST Trust dated December 18, 1997
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	Missouri
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		689,248
11	aggregate amount beneficially owned by each reporting person
	689,248
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	6.50% (See Item 5)
14	type of reporting person (see instructions)
	OO

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 12 of 29

1	names of reporting persons
	Nancy Bixby Hudson Trust dated December 11, 1997, as amended March 4, 2002
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	Missouri
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		223,696
11	aggregate amount beneficially owned by each reporting person
	223,696
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	2.11% (See Item 5)
14	type of reporting person (see instructions)
	OO

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 13 of 29

1	names of reporting persons
	Issue Trust for Nancy Bixby Hudson dated December 18, 1997
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	Missouri
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		1,029,059
11	aggregate amount beneficially owned by each reporting person
	1,029,059
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	9.70% (See Item 5)
14	type of reporting person (see instructions)
	OO

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 14 of 29

1	names of reporting persons
	Issue Trust for Lee M. Vogel dated December 18, 1997
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	Missouri
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		946,476
11	aggregate amount beneficially owned by each reporting person
	946,476
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	8.92% (See Item 5)
14	type of reporting person (see instructions)
	OO

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 15 of 29

1	names of reporting persons
	Walter E. Bixby Descendants Trust dated as of December 30, 1976
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	Missouri
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		341,816
11	aggregate amount beneficially owned by each reporting person
	341,816
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	3.22% (See Item 5)
14	type of reporting person (see instructions)
	OO

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 16 of 29

1	names of reporting persons
	Walter E. Bixby, III GST dated August 12, 1999
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	Missouri
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		0
11	aggregate amount beneficially owned by each reporting person
	0
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	0.0% (See Item 5)
14	type of reporting person (see instructions)
	OO

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 17 of 29

1	names of reporting persons
	Angeline I. O’Connor GST Trust dated August 12, 1999
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	Missouri
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		0
11	aggregate amount beneficially owned by each reporting person
	0
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	0.0% (See Item 5)
14	type of reporting person (see instructions)
	OO

SCHEDULE 13D

CUSIP No. 484836-10-1	Page of 18 of 29

1	names of reporting persons
	Issue Trust for Angeline I. O’Connor dated August 12, 1999
2	check the appropriate box if a member of a group (see instructions)
	(a) [X]
	(b) [ ]

3	sec use only

4	source of funds (see instructions)
	OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	Not applicable
6	citizenship or place of organization
	Missouri
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		0
11	aggregate amount beneficially owned by each reporting person
	0
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
	[ ]

13	percent of class represented by amount in row (11)
	0.0% (See Item 5)
14	type of reporting person (see instructions)
	OO

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2004 by Robert Philip Bixby; Walter E. Bixby, III; Angeline I. Bixby f/k/a Angeline I. O’Connor; Nancy Bixby Hudson; Lee M. Vogel; James Phillip Bixby; JRB Interests Ltd.; WEB. Interests Ltd., Nancy Bixby Hudson GST Trust dated December 18, 1997, as Amended March 4, 2002; Nancy Bixby Hudson trust dated December 11, 1997, as Amended March 4, 2002; Issue Trust For Nancy Bixby Hudson dated December 18, 1997, as Amended March 4, 2002; Issue Trust For Lee M. Vogel dated December 18, 1997, as amended March 5, 2002; Walter E. Bixby, Jr. Revocable Trust dated July 28, 1999, as amended; Walter E. Bixby Descendants Trust dated as of December 30, 1976; Walter E. Bixby, III GST Trust dated August 12, 1999; Issue Trust for Walter E. Bixby, III dated August 12, 1999; Robert Phillip Bixby GST Trust dated August 12, 1999; Issue Trust for Robert Phillip Bixby dated August 12, 1999; Angeline I. O’Connor GST Trust dated August 12, 1999; and Issue Trust for Angeline I. O’Connor dated August 12, 1999.

Item 2. Identity and Background

Item 2 to the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 1 to Schedule 13D is filed with the Securities and Exchange Commission (the “Commission”) by Robert Philip Bixby (“Mr. Philip Bixby”); Walter E. Bixby, III (“Mr. W.E. Bixby III”); Angeline I. Bixby (“Ms. Angeline Bixby”); Nancy Bixby Hudson (“Ms. Hudson”); Lee M. Vogel (“Mr. Vogel”); James Phillip Bixby (“Mr. James Bixby”); Blake Chandler Bixby (“Mr. Blake Bixby”); JRB Interests LLC., a Missouri limited liability company (“JRB Interests LLC”); W.E.B. Interests Ltd., a Texas partnership (“WEB Interests Ltd.”); Nancy Bixby Hudson GST Trust dated December 18, 1997 (“Hudson GST Trust”); Nancy Bixby Hudson Trust dated December 11, 1997 (“Hudson Trust”); Issue Trust For Nancy Bixby Hudson dated December 18, 1997 (“Hudson Issue Trust”); Issue Trust For Lee M. Vogel dated December 18, 1997  (“Vogel Issue Trust”); Walter E. Bixby Descendants Trust dated as of December 30, 1976 (“WEB Descendants Trust”); Walter E. Bixby, III GST Trust dated August 12, 1999 (“WEB III GST Trust”); Robert Phillip Bixby GST Trust dated August 12, 1999 (“RPB GST Trust”); Angeline I. O’Connor GST Trust dated August 12, 1999 (“AIB GST Trust”); and Issue Trust for Angeline I. O’Connor dated August 12, 1999 (“AIB Issue Trust”; together with the other reporting persons “Reporting Persons”). The “Reporting Persons” file this Amendment No. 1 to Schedule 13D as a group.

Mr. Philip Bixby. Mr. Philip Bixby is an individual whose present primary occupation is as President and Chief Executive Officer of the Company with an office at 3520 Broadway, Kansas City, Missouri, 64111-2565. As trustee to the R. Philip Bixby Revocable Trust, Mr. Philip Bixby is a managing partner of WEB Interests Ltd.  Mr. Philip Bixby has been a member of the Board of Directors of the Company since 1985. During the last five years, Mr. Philip Bixby has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Philip Bixby is a citizen of the United States.

Mr. W.E. Bixby III. Mr. W. E. Bixby III is an individual whose present primary occupation is as Executive Vice President of the Company and President of Old American Insurance Company, a Missouri insurance corporation and a wholly-owned subsidiary of the Company, with an office at 3520 Broadway, Kansas City, Missouri, 64111-2565. As trustee to the W.E. Bixby III Revocable Trust, Mr. W. E. Bixby III is a managing partner of WEB Interests Ltd.. Mr. W. E. Bixby III has been a member of the Board of Directors of the Company since 1996. During the last five years, Mr. W. E. Bixby III has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. W. E. Bixby III is a citizen of the United States.

Ms. Angeline Bixby. Ms. Angeline Bixby is a self-employed individual and she resides at 141 Triple Creek Pass, Pine Mountain, GA 31822.  Ms. Angeline Bixby is a managing partner of WEB Interests Ltd. During the last five years, Ms. Angeline Bixby has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors),and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws, Ms. Angeline Bixby is a citizen of the United States.

Ms. Hudson. Ms. Hudson is a self-employed individual with an office at 425 Baldwin Creek Road, Lander, Wyoming. Ms. Hudson is a manager of JRB Interests LLC. During the last five years, Ms. Hudson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Ms. Hudson is a citizen of the United States.

Mr. Vogel. Mr. Vogel is an individual whose present primary occupation is as President, Missouri Hunting Heritage Federation, with an office at 3810 N. Mulberry Drive, Kansas City, Missouri 64116. Mr. Vogel is a manager of JRB Interests LLC. During the last five years, Mr. Vogel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Vogel is a citizen of the United States.

Mr. James Bixby. Mr. James Bixby is an individual whose present primary occupation is as Assistant Vice President, Underwriter for Old American Insurance Company, a Missouri insurance corporation and a wholly-owned subsidiary of the Company, with an office at 3520 Broadway, Kansas City, Missouri, 64111-2565.  Mr. Bixby is also a member of the Board of Directors of Old American Insurance Company.  During the last five years, Mr. James Bixby has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. James Bixby is a citizen of the United States.

Mr. Blake Bixby. Mr. Blake Bixby is an individual whose present primary occupation is as claims associate for Old American Insurance Company, a Missouri insurance corporation and a wholly-owned subsidiary of the Company, with an office at 3520 Broadway, Kansas City, Missouri, 64111-2565.  During the last five years, Mr. Blake Bixby has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Blake Bixby is a citizen of the United States.

JRB Interests LLC. The principal business of JRB Interests LLC is managing the assets of JRB Interests LLC. The principal address of JRB Interests is 3520 Broadway, Kansas City, Missouri, 64111-2565. JRB Interests LLC has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has JRB Interests LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  JRB Interests LLC was organized under the laws of the State of Missouri.

WEB Interests Ltd. The principal business of WEB Interests Ltd. is managing the assets of WEB Interests Ltd.  The principal address of WEB Interests Ltd. is 3520 Broadway, Kansas City, Missouri, 64111-2565.  WEB Interests Ltd. has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has WEB Interests Ltd. been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  WEB Interests Ltd. is organized under the laws of the State of Texas.

Hudson GST Trust. The principal business of the Hudson GST Trust is managing the assets of the Hudson GST Trust. The principal address of the Hudson GST Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The Hudson GST Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the Hudson GST Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The trust is a Missouri trust. Currently, the co-trustees of the Hudson GST Trust are Ms. Hudson and The Midwest Trust Company of Missouri.  The principal address of The Midwest Trust of Missouri is 4520 Main Street, Suite 175, Kansas City, Missouri 64111.   During the last five years, The Midwest Trust Company of Missouri has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. The Midwest Trust Company of Missouri is organized under the laws of the State of Missouri

Hudson Trust. The principal business of the Hudson Trust is managing the assets of the Hudson Trust. The principal address of the Hudson Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The Hudson Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the Hudson Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The trust is a Missouri trust. Currently, the trustee of the Hudson Trust is Ms. Hudson.

Hudson Issue Trust. The principal business of the Hudson Issue Trust is managing the assets of the Hudson Issue Trust. The principal address of the Hudson Issue Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The Hudson Issue Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the Hudson Issue Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The trust is a Missouri trust. Currently, the co-trustees of the Hudson Issue Trust are Ms. Hudson and The Midwest Trust Company of Missouri.

Vogel Issue Trust. The principal business of the Vogel Trust is managing the assets of the Vogel Issue Trust. The principal address of the Vogel Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The Vogel Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the Vogel Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The trust is a Missouri trust. Currently, the co-trustees of the Vogel Issue Trust are Mr. Vogel and The Midwest Trust Company of Missouri.

WEB Descendants Trust. The principal business of the WEB Descendants Trust is managing the assets of the WEB Descendants Trust. The principal address of the WEB Descendants Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The WEB Descendants Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the WEB Descendants Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The trust is a Missouri trust. Currently, the co-trustees of the WEB Descendants Trust are Mr. Philip Bixby, Mr. W.E. Bixby III and Ms. Angeline Bixby.

WEB GST Trust. The principal business of the WEB GST Trust is managing the assets of the WEB GST Trust. The principal address of the WEB GST Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The WEB GST Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the WEB GST Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The trust is a Missouri trust. Currently, the trustee of the WEB GST Trust is Mr. W.E. Bixby III.

AIB GST Trust. The principal business of the AIB GST Trust is managing the assets of the AIB GST Trust.The principal address of the AIB GST Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The AIB GST Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the AIB GST Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The trust is a Missouri trust. Currently, the trustee of the AIB GST Trust is Ms. Angeline Bixby.

AIB Issue Trust. The principal business of the AIB Issue Trust is managing the assets of the AIB Issue Trust.The principal address of the AIB Issue Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The AIB Issue Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the AIB Issue Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The trust is a Missouri trust. Currently, the trustee of the AIB Issue Trust is Ms. Angeline Bixby.

Item 4. Purpose of Transaction

Item 4 to the Schedule 13D is hereby amended and supplemented by adding the following:

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.  However, each Reporting Person may, at any time and from time to time, review, reconsider and discuss with the Company or others his positions with respect to the Company which could thereafter result in the adoption of such plans or proposals.

R. Philip Bixby, W.E. Bixby III and Nancy Hudson, each a Reporting Person, have from time to time discussed with other members of the Company’s Board of Directors (the “Board”) and members of Company management the burdens of the Company’s operation as a publicly-traded and SEC-reporting company and the potential benefits of the Company engaging in a “going private” transaction to relieve those burdens.  In March 2015, the Board formed a special committee (the “Independent Valuation Committee”) to provide an analysis of the value of the Company’s common stock in order to allow the Board to determine the fair value of the shares to be cashed out if the Company engaged in a reverse stock split followed by a forward stock split (such transaction the “Reverse/Forward Stock Split”) that would effect a “going private” transaction by.  The Independent Valuation Committee engaged a financial advisor to provide an analysis of the value of the Company’s common stock in order to allow the Board to determine the feasibility of the Reverse/Forward Stock Split.

On July 27, 2015, the Board authorized (with R. Philip Bixby, W.E. Bixby III and Nancy Hudson abstaining), subject to stockholder approval, amendments to the Company's Articles of Incorporation that would effect the Reverse/Forward Stock Split, consisting of a 1-for-250 Reverse Stock Split of the Company’s capital stock, par value $1.25 per share (the "Common Stock”) followed immediately by a 250-for-1 Forward Stock Split of each one share of its Common Stock (including each fractional share of such class of stock in excess of one share). The Reverse/Forward Stock Split would, among other effects, have the effect of causing the Common Stock to eligible for delisting from the NASDAQ stock market and to become eligible for a termination of the Company’s registration under the Securities Exchange Act of 1934, as amended.

Under the terms of the Voting Agreement, Lee Vogel has the sole power to vote all shares of Common Stock subject to the Voting Agreement, after consultation with the Reporting Persons that are beneficial owners of the shares of Common Stock subject to the Voting Agreement.  Mr. Vogel has the ultimate right to determine how the shares of Common Stock subject to the Voting Agreement are voted.

On July 28, 2015, Mr. Vogel met with the other Reporting Persons to consider the Reverse/Forward Stock Split proposed by the Board.  Following consultation with the other Reporting Persons, Mr. Vogel indicated to the Company that he currently intends to vote the shares of Common Stock subject to the Voting Agreement in support of the proposed Reverse/Forward Stock Split, which would have the effect of making the Common Stock eligible to be delisted from the NASDAQ Capital Markets exchange.

Item 5. Interest in Securities of the Issuer

Item 5 to the Schedule 13D is hereby amended and restated as follows:

(a)            Mr. R. Philip Bixby. The aggregate number of shares of Common Stock beneficially owned by Mr. R. Philip Bixby is 3,056,709 which accounts for 28.81% of the entire class of shares of Common Stock of the Company.

Mr. W.E. Bixby III. The aggregate number of shares of Common Stock beneficially owned by Mr. W.E. Bixby III is 3,087,723 which accounts for 29.11% of the entire class of shares of Common Stock of the Company.

Ms. Angeline Bixby. The aggregate number of shares of Common Stock beneficially owned by Ms. Angeline Bixby is 3,053,843 which accounts for 28.79% of the entire class of shares of Common Stock of the Company.

Ms. Hudson. The aggregate number of shares of Common Stock beneficially owned by Ms. Hudson is 3,190,008 which accounts for 30.07% of the entire class of shares of Common Stock of the Company.

Mr. Vogel. The aggregate number of shares of Common Stock beneficially owned by Mr. Vogel is 7,033,908 which accounts for 66.30% of the entire class of shares of Common Stock of the Company.

Mr. James Bixby. The aggregate number of shares of Common Stock beneficially owned by Mr. James Bixby is 11,241 which accounts for 0.11% of the entire class of shares of Common Stock of the Company.

Mr. Blake Bixby. The aggregate number of shares of Common Stock beneficially owned by Mr. Blake Bixby is 12,098 which accounts for 0.11% of the entire class of shares of Common Stock of the Company.

JRB Interests LLC. The aggregate number of shares of Common Stock beneficially owned by JRB Interests LLC is 2,966,312 which accounts for 27.96% of the entire class of shares of Common Stock of the Company.

WEB Interests Ltd. The aggregate number of shares of Common Stock beneficially owned by WEB Interests Ltd. is 2,358,340 which accounts for 22.24% of the entire class of shares of Common Stock of the Company.

Hudson GST Trust. The aggregate number of shares of Common Stock beneficially owned by the Hudson GST Trust is 689,248 which accounts for 6.50% of the entire class of shares of Common Stock of the Company.

Hudson Trust. The aggregate number of shares of Common Stock beneficially owned by the Hudson Trust is 223,696 which accounts for 2.11% of the entire class of shares of Common Stock of the Company.

Hudson Issue Trust. The aggregate number of shares of Common Stock beneficially owned by the Hudson Issue Trust is 1,029,059 which accounts for 9.70% of the entire class of shares of Common Stock of the Company.

Vogel Issue Trust. The aggregate number of shares of Common Stock beneficially owned by the Vogel Issue Trust is 946,476 which accounts for 8.92% of the entire class of shares of Common Stock of the Company.

WEB Descendants Trust. The aggregate number of shares of Common Stock beneficially owned by the WEB Descendants Trust is 341,816 which accounts for 3.22% of the entire class of shares of Common Stock of the Company.

WEB GST Trust. The aggregate number of shares of Common Stock beneficially owned by the WEB GST Trust is zero which accounts for 0% of the entire class of shares of Common Stock of the Company.

AIB GST Trust. The aggregate number of shares of Common Stock beneficially owned by the AIB GST Trust is zero which accounts for 0% of the entire class of shares of Common Stock of the Company.

AIB Issue Trust. The aggregate number of shares of Common Stock beneficially owned by the AIB Issue Trust is zero which accounts for 0% of the entire class of shares of Common Stock of the Company.

(b)     Mr. R. Philip Bixby. Mr. R. Philip Bixby has the sole power to vote or dispose, or direct the voting or disposition of 320,854 shares of Common Stock and the shared power to dispose, or direct the disposition, of 2,735,855 shares of Common Stock. These shares include: (a) 320,854 shares of Common Stock that he owns individually; (b) 2,358,339 shares of Common Stock that he owns indirectly through WEB Interests Ltd. and as a general partner of the WEB Partner shares with the other general partners and WEB Interests Ltd. the power to vote or dispose, or to direct the voting or disposition, of such shares; (c) 341,816 shares of Common Stock which, as co-trustee of the WEB Descendants Trust, he shares with the other co-trustees and the WEB Descendants Trust the power to vote or dispose or to direct the voting or disposition of such shares; and (d) 35,700 shares of Common Stock held in the Company's employee benefit plans, the power to vote or dispose, or to direct the voting or disposition of such shares is shared with the trustees of the plans.

Mr. W.E. Bixby III. Mr. W.E. Bixby III has the sole power to vote or dispose of, or direct the voting or disposition of 341,745 shares of Common Stock and the shared power to vote or dispose, or direct the voting or disposition, of 2,745,978 shares of Common Stock.  These shares include: (a) 341,745 shares of Common Stock that he owns individually and 22,856 shares for which he is the custodian for the minor children of Philip Robert Bixby; (b) 2,358,340 shares of Common Stock that he owns indirectly through WEB Interests Ltd. and as a general partner of WEB Interests Ltd. shares with the other general partners and WEB Interests Ltd. the power to vote or dispose, or to direct the voting or disposition, of such shares; (c) 341,816 shares of Common Stock which, as co-trustee of the WEB Descendants Trust, he shares with the other co-trustees and the WEB Descendants Trust the power to vote or dispose of or to direct the voting or disposition of such shares; and (d) 22,967 shares of Common Stock held in the Company's employee benefit plans, the power to vote or dispose, or to direct the voting or disposition of such shares is shared with the trustees of the plans.

Ms. Angeline Bixby. Ms. Angeline Bixby has the sole power to vote or dispose, or direct the voting or disposition of 353,688 shares of Common Stock and the shared power to vote or dispose, or direct the voting or disposition, of 2,700,155 shares of Common Stock. These shares include: (a) 353,688 shares of Common Stock that she owns individually; (b) 2,358,340 shares of Common Stock that she owns indirectly through WEB Interests Ltd. and as a general partner of WEB Interests Ltd. shares with the other general partners and WEB Interests Ltd. the power to vote or dispose, or to direct the voting or disposition, of such shares; and (c) 341,816 shares of Common Stock which, as co-trustee of the WEB Descendants Trust, she shares with the other co-trustees and the WEB Descendants Trust the power to vote or dispose of or to direct the voting or disposition of such shares.

Ms. Hudson. Ms. Hudson has the shared power to vote or dispose, or direct the voting or disposition, of 3,190,008 shares of Common Stock.  These shares include: (a) 2,966,312 shares of Common Stock that she owns indirectly through JRB Interests LLC and as a manager of JRB Interests LLC shares with the other manager and JRB Interests LLC the power to vote or to direct the voting of such shares, and which as a member of JRB Interests LLC shares with the other members of JRB Interests LLC the power to dispose, or to direct the disposition, of such shares; and (b) 223,696 shares of Common Stock which, as co-trustee of the Hudson Trust, she shares with the other co-trustee and the Hudson Trust the power to vote or dispose or to direct the voting or disposition of such shares.

Mr. Vogel. Mr. Vogel has the sole power to vote, or to direct the vote of 7,033,908 shares of Common Stock,  the sole power to dispose, or direct the disposition of 7,098 shares of Common Stock and the shared power to dispose, or direct the disposition, of 2,966,312 shares of Common Stock. These shares include: (a) 7,033,908 shares that he has the sole power to vote, or to direct the vote of pursuant to the Voting Agreement, (b) 2,966,312 shares of Common Stock he owns indirectly through JRB Interests LLC, and as a member of JRB Interests LLC shares with JRB Interests LLC and the other members of JRB Interests LLC the power to dispose, or direct the disposition of such shares, and (c) 7,098 shares of Common Stock he owns individually.

Mr. James Bixby. Mr. James Bixby has the sole power to dispose, or direct the disposition, of 11,241 shares of Common Stock.

Mr. Blake Bixby.  Mr. Blake Bixby has the sole power to dispose, or direct the disposition of 12,098 shares of Common Stock.

JRB Interests LLC. JRB Interests LLC has the shared power to vote or dispose, or direct the voting or disposition, of 2,966,312 shares of Common Stock.  JRB Interests LLC shares the power to vote the shares with the managers of JRB Interests LLC, and the power to dispose of the shares with the members of JRB Interests LLC.

WEB Interests Ltd.. WEB Interests Ltd. has the shared power to vote or dispose, or direct the voting or disposition, of 2,358,340 shares of Common Stock. WEB Interests Ltd. shares this power with the general partners of WEB Interests Ltd.

Hudson GST Trust. Hudson GST Trust has shared power to dispose, or direct the disposition, of 689,248 shares of Common Stock, which it owns indirectly through JRB Interests LLC.   Hudson GST Trust shares this power with the other members of JRB Interests LLC.

Hudson Trust. Hudson Trust has the shared power to dispose, or direct the disposition, of 223,696 shares of Common Stock. The Hudson Trust shares this power with the trustee.

Hudson Issue Trust. Hudson Issue Trust has the shared power to dispose, or direct the disposition, of 1,029,059 shares of Common Stock which it owns indirectly through JRB Interests LLC.   Hudson Issue Trust shares this power with the other members of JRB Interests LLC.

Vogel Issue Trust. Vogel Issue Trust has the shared power to dispose, or direct the disposition, of 946,476 shares of Common Stock which it owns indirectly through JRB Interests LLC.   Vogel Issue Trust shares this power with the other members of JRB Interests LLC.

WEB Descendants Trust. WEB Descendants Trust has the shared power to dispose, or direct the disposition, of 341,816 shares of Common Stock. The WEB Descendants Trust shares this power with the co-trustees.

WEB GST Trust. WEB GST Trust has the power to vote, or to direct the vote of, zero shares of Common Stock and has the power to dispose, or direct the disposition, of zero shares of Common Stock.

AIB GST Trust. AIB GST Trust has the power to vote, or to direct the vote of, zero shares of Common Stock and has the power to dispose, or direct the disposition, of zero shares of Common Stock.

AIB Issue Trust. AIB Issue Trust has the power to vote, or to direct the vote of, zero shares of Common Stock and has the power to dispose, or direct the disposition, of zero shares of Common Stock.

(c)     No transaction in the Common Stock was effected by the Reporting Persons during the past sixty days.

     (d)     Not applicable

     (e)     Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Statement of Joint Filing.

Exhibit 2. Voting Agreement, dated as of October 31, 2004.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2015

/s/ Robert Philip Bixby
Robert Philip Bixby

/s/ Walter E. Bixby, III
Walter E. Bixby, III

/s/ Angeline I. Bixby
Angeline I. Bixby

/s/ Nancy Bixby Hudson
Nancy Bixby Hudson

/s/ Lee M. Vogel
Lee M. Vogel

/s/ James Phillip Bixby
James Phillip Bixby

/s/ Blake Chandler Bixby
Blake Chandler Bixby

NANCY BIXBY HUDSON GST TRUST DATED DECEMBER 18, 1997

By:	/s/ Nancy Bixby Hudson
Nancy Bixby Hudson, Co-Trustee

By:	Midwest Trust Company of Missouri, Co-Trustee

/s/ Dan Lang
Dan Lang, President

ISSUE TRUST FOR NANCY BIXBY HUDSON DATED DECEMBER 18, 1997

By:	/s/ Nancy Bixby Hudson
Nancy Bixby Hudson, Co-Trustee

By:	Midwest Trust Company of Missouri, Co-Trustee

/s/ Dan Lang
Dan Lang, President

ISSUE TRUST FOR LEE M. VOGEL DATED DECEMBER 18, 1997

By:	/s/ Lee M. Vogel
Lee M. Vogel, Co-Trustee

By:	Midwest Trust Company of Missouri, Co-Trustee

/s/ Dan Lang
Dan Lang, President

WALTER E BIXBY DESCENDANTS TRUST DATED AS OF DECEMBER 30, 1976

By:	/s/ Angeline I. Bixby
Angeline I. Bixby, Co-Trustee

By:	/s/ Robert Philip Bixby
Robert Philip Bixby, Co-Trustee

By:	/s/ Walter E. Bixby, III
Walter E. Bixby, III, Co-Trustee

WALTER E BIXBY, III GST TRUST DATED AUGUST 12, 1999

By:	/s/ Walter E. Bixby, III
Walter E. Bixby, III, Trustee

ROBERT PHILLIP BIXBY GST TRUST DATED AUGUST 12, 1999

By:	/s/ Robert Philip Bixby
Robert Philip Bixby, Trustee

ANGELINE I. O'CONNOR GST TRUST DATED AUGUST 12, 1999

By:	/s/ Angeline I. Bixby
Angeline I. Bixby, Trustee

ISSUE TRUST FOR ANGELINE I. O'CONNOR DATED AUGUST 12, 1999

By:	/s/ Angeline I. Bixby
Angeline I. Bixby, Trustee

JRB INTERESTS LLC., a Missouri limited liability company

By:	/s/ Nancy Bixby Hudson
Nancy Bixby Hudson, Manager

By:	/s/ Lee M. Vogel
Lee M. Vogel, Manager

W.E.B. INTERESTS LTD., a Texas partnership

By:	/s/ Robert Philip Bixby
Robert Philip Bixby, a General Partner

By:	/s/ Walter E. Bixby, III
Walter E. Bixby, III, a General Partner

By:	/s/ Angeline I. Bixby
Angeline I. Bixby, a General Partner

NANCY BIXBY HUDSON TRUST DATED DECEMBER 11, 1997

By:	/s/ Nancy Bixby Hudson
Nancy Bixby Hudson, Trustee